Exhibit A.11

November 27, 2002

All Employees:

        On November 1, 2002, we commenced an offer to exchange certain existing stock options for new options and provided each of you with an Offer to Exchange and Option Exchange Election Form (the "offering documents") describing the terms and conditions of the offer.

        The Securities and Exchange Commission (the "SEC") has reviewed and commented on the Company's offering documents and we have amended them to reflect the SEC's comments. The revised offering documents are being provided to you with this memo. Summarized below are some of the changes that we have made to the offering documents. You are encouraged, however, to review the revised offering documents in their entirety.

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  An aggregate of 3,854,519 options are eligible to be exchanged in this offer, including all options granted on or after May 1, 2002 to eligible participants. If you elect to participate in this offer, all options granted to you on or after May 1, 2002 must be exchanged in full;

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  If options that you tender to us in this exchange are not accepted by us by 9:00 p.m. on January 2, 2003, then you may withdraw your tendered options at any time after that;

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  We will confirm acceptance of options tendered for exchange promptly after the expiration of the offer currently scheduled for 5:00 p.m. December 9, 2002 (this confirmation of acceptance is different from and in addition to the acknowledgement of receipt of your Election Form);

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  You do not have to confirm in the Option Exchange Election Form that you have read the Offer to Exchange. A new Option Exchange Election Form is attached reflecting this. If you have already submitted your Election Form, you may but do not need to submit a new Election Form due to this change.

        Generally all other terms of the offer, including the price and the calculation of the number of options to be granted in exchange for options tendered in the exchange offer, remain unchanged from the offering documents provided to you on November 1, 2002, and subsequently discussed in the question and answer sessions during the week of November 4, 2002. The offer will still expire at 5:00 p.m. on December 9, 2002, unless we extend the offer period.

        The following documents are attached for your information and use.

  1.
  Offer to Exchange

  2.
  Election Form (revised as noted above)

  3.
  Form of Option Exchange Worksheet (slightly revised for dates stated)

  4.
  Copies of the presentation shown during the week of November 4, 2002.

        Several employees have asked questions regarding the terms and mechanics of the offer. Reprinted below are the questions and our answers.

  Question: Will the Company be granting "on-going" options in the Spring of 2003?

  Answer:    As stated in the response to Question 7 on page six of the Offer to Exchange, participants in the offer will be ineligible to receive any additional stock option grants until after the grant date of the new options due to unfavorable accounting consequences to the Company. Because of this, the Company is unlikely to grant options to any current employees during this period. The Company has not yet made a determination regarding granting on-going options after this period.

  Question:    What would the effect of a stock split or reverse stock split have upon our non-exchanged options? What would the effect be upon our newly granted options?

  Answer:    The number of shares covered by each outstanding option and the exercise price per share thereof (but not the total exercise price) would be proportionately adjusted for any increase or decrease in the number of outstanding shares of Common Stock of the Company resulting from a stock split, stock dividend or consolidation of shares or any like capital stock adjustment. The Company currently has no plans to undertake any such action.

  Question:    Under the current plan, what can the Board do with the option program should Microvision be acquired or merge with another company?

  Answer:    Please see the response to Question 33 beginning on page 13 of the Offer to Exchange for the answer to this question. The first paragraph of the response to that Question restates the Board's current authority for existing options under the 1996 Plan.

  Question:    Who should I talk to if I have questions about the Exchange Offer?

  Answer:    As stated in the Offer to Exchange, you should direct questions about the Offer or requests for assistance or for additional copies of the Offer to Exchange or the Option Exchange Election Form to Thomas Walker, Vice President, General Counsel, Microvision, Inc., by e-mail at Tom_Walker@mvis.com, or by telephone at (425) 415-6847.

  Question:    To whom should I give my election form?

  Answer:    As stated in the Exchange Offer, including response to Question 12 on page 7, to elect to exchange your options pursuant to the Offer, you must properly complete, duly execute and deliver to us the Option Exchange Election Form, or a facsimile thereof, in accordance with the terms of the Election Form. We must receive the Option Exchange Election Form before 5:00 p.m. Pacific Time on December 9, 2002. You must deliver your Option Exchange Election Form by personal delivery, by fax at (425) 481-1625 or by mail to the Microvision Options Desk, Microvision, Inc., 19910 North Creek Parkway, Bothell, WA 98011-3008.

        If you have any other questions regarding the offering, please contact me at (425) 415-6847.